An Integrated Energy Company	Thomas J. Webb
Executive Vice President
and Chief Financial Officer
April 22, 2008
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405
Dear Mr. Thompson:
     We have received your comment letter of April 8, 2008 regarding our 2007 Form 10-K and March 14, 2008 Form 8-K filings and are pleased to provide responses.
     We acknowledge that the adequacy and accuracy of the disclosure in CMS Energy Corporation’s Form 10-K are the responsibility of CMS Energy Corporation (“CMS” or “CMS Energy”). CMS Energy acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in its Form 10-K do not foreclose the Securities and Exchange Commission (the “Commission” or “SEC” ) from taking any action with respect to the filing. CMS Energy also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2007
Item 8. Financial Statements and Supplementary Data, page 40
CMS Energy Corporation Consolidated Financial Statements, page CMS-35
Note 4: Financing and Capitalization, page CMS-68

1Q.	Please tell us why Schedule I is no longer included in your filing pursuant to Rules 5-04 and 12-04 of Regulation S-X. Likewise, tell us your consideration of the applicability of the footnote disclosure requirement in Rule 4-08(e)(3)(ii) of Regulation S-X.

Mr. William Thompson
April 22, 2008

1A.	We do not believe that we are required to provide Schedule I, Condensed Financial Information of Registrant, for CMS Energy. We have however, reexamined Rules 5-04 and 12-04 of Regulation S-X, the requirements applicable to Schedule I, and Rule 4-08(e)(3)(ii) in response to your comment and continue to believe that Schedule I is not required based on the following analysis.

Schedule I was included in our 2006 Annual Report on Form 10-K because a revolving credit agreement in place at our consolidated subsidiary Consumers Energy Corporation (“Consumers Energy”) limited the amount of annual dividends that Consumers Energy could pay to CMS Energy, and, as such, the restricted net assets of Consumers Energy exceeded 25 percent of CMS Energy’s consolidated net assets. This restriction was removed when the revolving credit agreement was amended and restated in 2007. None of CMS Energy’s subsidiaries are now subject to contractual limitations on transfers of funds to CMS Energy as a result of debt covenants for any of their debt agreements or bond indentures.

Dividend restrictions imposed by the Federal Power Act and Natural Gas Act, as described in our 2007 Annual Report on Form 10-K, reflected our most conservative interpretation of the Acts’ restrictive limitations on transferring of funds to CMS Energy. The Federal Power Act declares it to be unlawful for any officer or director of any public utility “to participate in the making or paying of any dividends of such public utility from any funds properly included in capital account.” The Natural Gas Act contains similar language. What constitutes “funds properly included in capital account” is undefined in the Federal Power Act and Natural Gas Act. The Federal Energy Regulatory Commission (see Citizens utilities Company — FERC Docket No. EL98-40-000) has, however, consistently interpreted the provisions to allow dividends to be paid as long as (i) the source of dividends is clearly disclosed, ii) the dividend is not excessive and (iii) there is no self-dealing on the part of corporate officials. CMS Energy’s subsidiaries’ dividend payments have consistently met these requirements and are expected to continue to do so in the future. Consumers Energy, pursuant to our internal financial policy, has generally restricted payment of dividends to its retained earnings and this approach has not imposed any actual limitation on the payment of dividends.

Consumers Energy’s Articles of Incorporation contain limitations relating to preferred stock. These limitations have not risen to the level of 25% of CMS Energy’s consolidated net assets, and are not viewed as restrictions imposed by third parties. Therefore, Schedule I is not required and the footnote disclosure, as described in Rule 4-08(e)(3)(ii) of Regulation S-X, is not required for the 2007 Annual Report on Form 10-K.
Note 9: Income Taxes, page CMS-85

2Q.	Please tell us the nature and amount of the deferred tax assets recognized upon adoption of FIN 48 and why a valuation allowance of $100 million was required. Also tell us how much of the $100 million valuation allowance recorded upon adoption of FIN 48 was reversed into

Mr. William Thompson
April 22, 2008

income in fiscal 2007 and explain the change in facts and circumstances that led to the reduction of the valuation allowance.

2A.	Our adoption of FIN 48 resulted in neither the recognition of new deferred tax assets nor the recording of $100 million of new reserves or liabilities (including valuation allowances) for taxes. The net change to reserves and liabilities for taxes (including valuation allowances) resulting from the adoption of FIN 48 totaled $11 million, which was recorded as a decrease to retained earnings. Tax reserves for potential tax audit exposures in the amount of $93 million, which had been on the books for several years, were recharacterized as valuation allowances and became the principal portion of the $100 million increase in valuation allowances to which the comment letter referred.

Of the total valuation allowances of $127 million that existed as of January 1, 2007, $121 million was reversed during 2007. These valuation allowances principally were for capital loss carryforwards and tax basis in excess of book basis of foreign subsidiaries that did not meet the “more likely than not” threshold, as of January 1, 2007. Subsequently, the company made a decision to sell all of its foreign subsidiaries. These sales were completed in a series of transactions during 2007. One of these sale transactions produced a large net capital gain sufficient to allow the realization of these deferred tax assets, and the valuation allowances also were reduced.
Form 8-K filed March 14, 2008

3Q.	Tell us how you have complied with Regulation G with respect to each of the non-GAAP measures included in Exhibit 99.1, including but not limited to historical and forecasted adjusted EPS, adjusted EPS by business segment, and free cash flow before capital expenditures and dividends.

3A.	Exhibit 99.1 to the Form 8-K (Item 7.01) dated March 14, 2008 furnished by CMS Energy and Consumers Energy contains a presentation used by CMS Energy at meetings with investors in Boston (the “Presentation”).

Regulation G specifies in relevant part as follows:
     “(a) Whenever a registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure, the registrant must accompany that non-GAAP financial measure with:
(1) A presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP); and
(2) A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of

Mr. William Thompson
April 22, 2008

the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of this Rule; and ...”
As a general disclosure, the first page of the Presentation contains the following statements:
     “The presentation also includes non-GAAP measures when describing CMS Energy’s results of operations and financial performance. A reconciliation of each of these measures to the most directly comparable GAAP measure is posted on our website at www.cmsenergy.com.
     “CMS Energy expects 2008 reported earnings to be about the same as adjusted earnings. Reported earnings could vary because of gains or charges relating to previously sold assets and business operations or other factors. CMS Energy is not providing reported earnings guidance reconciliation because of the uncertainties associated with those factors.”
Accordingly, CMS relied on information posted on its website to reconcile the historical non-GAAP measures included in the Presentation to the most directly comparable historical earnings and cash flow information. This is further addressed below.
Historical Adjusted EPS and Adjusted EPS by business segment (non-GAAP): A reconciliation of these measures with the corresponding GAAP EPS is shown on CMS’s website in the “Investor Relations” — “Quarterly Earnings” section for the applicable period. We will continue to provide these reconciliations on the website. In the future, we also will attach them in an appendix to appropriate presentations. Attachments I (a) and I (b) to this letter show the disclosure for 2007 EPS presently on our website.
Forecasted Adjusted EPS (non-GAAP): As stated in the general disclosure (discussed above), 2008 Adjusted EPS is expected to be about the same as reported (GAAP) EPS; thus, no reconciliation is required. Should any reconciling items occur, we would provide a reconciliation on the CMS Energy website and in an appendix to any presentation as required.
Free Cash Flow Before Capital Expenditures and Dividends (non-GAAP): A reconciliation of historical non-GAAP cash flow measures to the GAAP statement of cash flows is shown on CMS’s website in the “Investor Relations” — “Quarterly Earnings” section for the applicable period. Attachments II (a) and II (b) to this letter show the disclosure for 2007. Although a cash flow reconciliation is provided, we plan to improve our presentation to show more clearly the reconciliation of free cash flow before capital expenditures and dividends as shown in Attachment III to this letter. In addition, we plan to post a reconciliation for forecasted cash flow as shown in Attachments IV (a), IV (b), IV (c), and IV (d). We will continue to provide these reconciliations and improved disclosure on our website. In the future we also will attach them in an appendix to any presentation as required.

Mr. William Thompson
April 22, 2008

     Should you have any questions or comments regarding our responses to your letter dated April 8, 2008, please contact me at (517) 788-0351, or in my absence, Glenn P. Barba, Vice President, Controller and Chief Accounting Officer of CMS Energy at (517) 788-2100.

Respectfully,

/s/ Thomas J. Webb Thomas J. Webb Executive Vice President and Chief Financial Officer CMS Energy Corporation
cc: Mr. Adam Phippen

Attachment I(a)
CMS Energy
Earnings Reconciliation By Quarter and Year
Reconciliation of reported measures prepared in accordance with
Generally Accepted Accounting Principles (GAAP) versus non-GAAP measures

	2006
(In millions, except per share amounts)	1Q	2Q	3Q	4Q	Dec YTD
Reported net income (loss) — GAAP	$(27)	$72	$(103)	$(32)	$(90)
After-tax items:
Electric and gas utility	—	—	—	—	—
Enterprises	2	1	(32)	37	8
Corporate interest and other	—	(16)	7	(1)	(10)
Discontinued operations	(9)	(12)	(11)	(22)	(54)
Asset impairment charges, net	—	—	169	—	169
Shareholder class action settlement	—	—	—	80	80

Adjusted income (loss), including MTM of $(74),$(21), $(30), $ 13 and $(112)	$(34)	$45	$30	$62	$103

Average shares outstanding, basic	219.1	219.6	220.1	220.6	219.9
Average shares outstanding, diluted	219.1	229.6	220.1	220.6	219.9

Reported earnings (loss) per share — GAAP	$(0.12)	$0.31	$(0.47)	$(0.15)	$(0.41)

After-tax items:
Electric and gas utility	—	—	—	—	(0.06)
Enterprises	0.01	—	(0.13)	0.16	0.04
Corporate interest and other	—	(0.07)	0.02	0.02	(0.03)
Discontinued operations	(0.04)	(0.05)	(0.05)	(0.10)	(0.25)
Asset impairment charges, net	—	—	0.76	—	0.76
Shareholder class action settlement	—	—	—	0.36	0.36

Adjusted earnings (loss) per share, including MTM of $(0.34), $(0.10), $(0.13),$0.06 (0.51) and $	$(0.15)	$0.19	$0.13	$0.29	$0.41

	2007
(In millions, except per share amounts)	1Q	2Q	3Q	4Q	Dec YTD
Reported net income (loss) — GAAP	$(215)	$33	$82	$(127)	$(227)
After-tax items:
Electric and gas utility	4	—	—	—	4
Enterprises	49	19	(10)	222	280
Corporate interest and other	(81)	32	9	(38)	(78)
Discontinued operations	178	(91)	—	2	89
Asset impairment charges, net	157	25	(49)	—	133

Adjusted income, including MTM of $1,$3,$4,$3 and $11	$92	$18	$32	$59	$201

Average shares outstanding, basic	221.5	222.6	223.0	223.4	222.6
Average shares outstanding, diluted	221.5	222.6	241.3	223.4	222.6

Reported earnings (loss) per share -GAAP	$(0.97)	$0.15	$0.34	$(0.57)	$(1.02)

After-tax items:
Electric and gas utility	0.01	—	—	—	(0.07)
Enterprises	0.23	0.08	(0.04)	0.99	1.25
Corporate interest and other	(0.36)	0.15	0.03	(0.17)	(0.32)
Discontinued operations	0.80	(0.41)	—	0.01	0.40
Asset impairment charges, net	0.71	0.11	(0.20)	—	0.60

Adjusted earnings per share, including MTM of $0.01, $0.01, $0.02, $0.02 and $0.05	$0.42	$0.08	$0.13	$0.26	$0.84

Note: Year-to-date (YTD) EPS may not equal sum of quarters due to share count differences.

Attachment I(b)
CMS ENERGY
Earnings Segment Results and Reconciliations
For Periods Ended December 31
(Unaudited)

	Three Months		Twelve Months
	EPS		EPS
	2007	2006	2007	2006
Electric Utility
Reported	$0.17	$0.18	$0.88	$0.90
Dilution Impact	—	—	(0.06)	(0.05)
Asset Sales Loss and Other, net	—	—	0.01	—

Adjusted	$0.17	$0.18	$0.83	$0.85

Gas Utility
Reported	$0.15	$0.10	$0.39	$0.17
Dilution Impact	—	—	(0.03)	(0.01)
Asset Sales Loss and Other, net	—	—	0.01	—

Adjusted	$0.15	$0.10	$0.37	$0.16

Enterprises
Reported	$(0.97)	$(0.05)	$(1.75)	$(1.03)
Dilution Impact	—	—	—	(0.01)
Asset Sales Loss and Other, net	0.99	0.16	1.25	0.05
Asset Impairment Charges, net	—	—	0.55	0.68
MTM (Gain) Loss	(0.02)	(0.06)	(0.05)	0.51

Adjusted	$—	$0.05	$—	$0.20

Corporate Interest and Other
Reported	$0.09	$(0.48)	$(0.14)	$(0.70)
Dilution Impact	—	—	0.03	0.01
Asset Sales (Gain) Loss and Other, net	(0.17)	0.02	(0.35)	(0.04)
Asset Impairment Charges, net	—	—	0.05	0.08
Shareholder Class Action Settlement	—	0.36	—	0.36

Adjusted	$(0.08)	$(0.10)	$(0.41)	$(0.29)

MTM Gain (Loss)
Adjusted	$0.02	$0.06	$0.05	$(0.51)

Discontinued Operations
Reported	$(0.01)	$0.10	$(0.40)	$0.25
Discontinued Operations (Gain) Loss	0.01	(0.10)	0.40	(0.25)

Adjusted	$—	$—	$—	$—

Totals
Reported	$(0.57)	$(0.15)	$(1.02)	$(0.41)
Discontinued Operations (Gain) Loss	0.01	(0.10)	0.40	(0.25)
Dilution Impact	—	—	(0.06)	(0.06)
Asset Sales Loss and Other, net	0.82	0.18	0.92	0.01
Asset Impairment Charges, net	—	—	0.60	0.76
Shareholder Class Action Settlement	—	0.36	—	0.36

Adjusted	$0.26	$0.29	$0.84	$0.41

Average Common Shares Outstanding — Diluted	223.4	220.6	222.6	219.9

Attachment II(a)
Reconciliation of CMS/Consumers Non-GAAP Cash Flow
to
CMS Energy Consolidated GAAP Cash Flow
($ Mils)

	CMS			Non-GAAP reclasses			Non-GAAP reclasses			Eliminations	CMS
	Energy	Consumers	Total	to GAAP			to GAAP CMS Energy			due to	Consolidated
	Non-GAAP	Non-GAAP	Non-GAAP	Consumers Energy			and Enterprises			Consolidation	GAAP

												Cash from Operating Activities
Operating		$638	$638	$(326)	(a	)	$(496)	(a	)	$(31)	$(215)	Net Income (Loss)
Depreciation		514	514	10	(a	)	21	(a	)		545	Depreciation, depletion and amortization
			—	55	(a	)	(276)	(a	)		(221)	Deferred income taxes and ITC
			—	—			(10)	(a	)		(10)	Minority obligations, net
			—	—			204	(a	)		204	Asset impairment charges, net of insurance recoveries
			—	124	(a	)	7	(a	)		131	Postretirement benefits expense
			—	—			279	(a	)		279	Electric sales contract termination
			—	(31)	(a	)	—				(31)	Regulatory return on capital expenditures
			—	44	(a	)	11	(a	)		55	Capital lease and other amortization
			—	33	(a	)	4	(a	)		37	Bad debt expense
			—	(2)	(a	)	114	(a	)		112	Loss (gain) on sale of assets
			—	—			(40)	(a	)		(40)	Earnings from equity method investees
Interest	(182)	(202)	(384)	202	(a	)	182	(a	)		—
			—	—			18				18	Cash distributions from equity method investees
Preferred dividends	(11)	—	(11)				11	(b	)		—
Pension contribution		(103)	(103)	(70)			(11)				(184)	Postretirement benefits contributions
Shareholder settlement	(125)		(125)								(125)	Shareholder class action settlement payment
Core working capital		34	34	(405)	(b	)	6			(42)	(407)
Overhead and Federal tax payments	(50)		(50)				50				—
Other	(136)		(136)	(71)	(b	)	13	(b	)	73	(121)	Changes in other assets and liabilities
Consumer dividends & tax sharing	254	(254)	—								—
Enterprises dividends & distributions	36		36				(36)				—

				$(437)			$51			$—	$27	Net cash provided by operating activities

												Cash from Investing Activities
Capital expenditures		(738)	(738)	$(1)			$(5)				$(744)	Capital expenditures
Zeeland purchase		(519)	(519)								(519)	Capital expenditures - Zeeland purchase
Capital expenditures — cost to retire		(41)	(41)	13	(b	)					(28)	Cost to retire property
			—	32	(b	)	17	(c	)		49	Restricted cash and restricted short-term investments
			—	(1)							(1)	Investments in nuclear decommissioning trust funds
Net decommissioning proceeds		245	245	88	(b	)					333	Proceeds from nuclear decommissioning trust funds
			—	(31)			(37)				(68)	Purchases of available-for-sale SERP investments
			—	29			35				64	Proceeds from available-for-sale SERP investments
Asset sales proceeds	1,498	305	1,803	32	(b	)	(118)	(b	)		1,717	Proceeds from sale of assets
			—				(113)	(d	)		(113)	Cash relinquished from sale of assets
			—				(32)	(b	)		(32)	Decrease (increase) in non-current notes receivable
				2			(2)				—	Other investing activities
Intercompany loan	42		42							(42)	—
Equity to Consumers Energy	(650)		(650)							650	—

Cash Flow	$676	$(121)	$555	$163			$(255)			$608	$658	Net cash provided by investing activities

Financing												Cash from Investing Activities
New Issues — debt	400		400				$115	(b	)	$—	$515	Proceeds from notes, bonds and other long-term debt
Equity infusion		650	650							(650)	—
New Issues — equity	19		19				(4)	(b	)		15	Issuance of common stock
Retirements — debt	(1,060)	(370)	(1,430)	293	(b	)	—			42	(1,095)	Retirement of bonds and long-term debt
Retirements — redemption	(14)		(14)				(18)	(c	)		(32)	Redemption of preferred stock
Common dividends	(44)		(44)				(1)				(45)	Payment of common stock dividends
			—				(11)	(b	)		(11)	Payment of preferred stock dividends
			—	(20)	(b	)					(20)	Payment of capital and finance lease obligations
Retirements — debt fees	(29)		(29)				12	(b	)		(17)	Debt issuance costs, financing fees and other

Financing	$(728)	$280	$(448)	$273			$93			$(608)	$(690)	Net cash used in financing activities

Effects of Exchange Rates on Cash	$—	$—	$—	$—			$2			$—	$2

Net Increase (Decrease) in Cash	$(52)	$159	$107	$(1)			$(109)			$—	$(3)	Net Increase (Decrease) in Cash and Cash Equivalents

Cash at beginning of year	$188	$36	$224	$1			$126	(d	)	$—	$351	Cash and Cash Equivalents at Beginning of Period

Cash at end of year	$136	$195	$331	$—			$17	(d	)	$—	$348	Cash and Cash Equivalents at End of Period

The above adjustments were made to conform for GAAP reporting purposes. Their description follows:

(a)	For GAAP purposes, amounts reflected in net income (loss) under operating activities.

(b)	For GAAP purposes, certain cash and non-cash impacts to non-GAAP operating earnings and working capital are reclassified between operating, investing, and financing activities.

(c)	For GAAP purposes, certain cash impacts are reclassified between investing and financing activities.

(d)	For GAAP purposes, includes cash held-for-sale at 12/31/06, cash sold in 2007, and cash from other consolidating entities.

Attachment II(b)
Reconciliation of CONSUMERS ENERGY 2007 Non-GAAP Cash Flow
to
Consumers Energy GAAP Cash Flow
($ Mils)

	Consumers	Reclassifi-			Consumers
	Energy	cations/			Energy
	Non-GAAP	Eliminations			GAAP
						Cash from Operating Activities
Operating earnings	$638	$(326)	(a	)	$312	Net Income
Depreciation	514	10	(a	)	524	Depreciation, depletion and amortization
Interest and preferred dividends	(202)	202	(a	)
		55	(a	)	55	Deferred income taxes and ITC
Pension contribution		(31)	(a	)	(31)	Regulatory return on capital expenditures
		124	(a	)	124	Postretirement benefits expense
		44	(a	)	44	Capital lease and other amortization
		33	(a	)	33	Bad debt expense
		(2)	(a	)	(2)	Gain on sale of assets
Dividend and tax sharing payments to parent	(254)	254	(b	)
Pension contribution	(103)	(70)			(173)	Postretirement benefits contributions
Core Working Capital	34	(405)	(b	)	(371)	Changes in working capital
		(73)	(b	)	(73)	Changes in other assets and liabilities

		$(185)			$442	Net cash provided by operating activities

						Cash from Investing Activities
Capital expenditures	(738)	(1)			(739)	Capital expenditures
Zeeland purchase	(519)	—			(519)	Capital exp. for Zeeland purchase
Capital expenditures — costs to retire	(41)	13	(b	)	(28)	Costs to retire property
		32	(b	)	32	Restricted cash
		(1)			(1)	Investments in nuclear decommissioning trust funds
Net decommissioning funds	245	88	(b	)	333	Proceeds from nuclear decommissioning trust funds
		(31)			(31)	Purchase of available-for-sale SERP investments
		29			29	Proceeds from available-for-sale SERP investments
Asset sales proceeds	$305	$32	(b	)	$337	Asset sale proceeds
		2			2	Other investing

	$(121)	$163			$(585)	Net cash used in Investment Activities

Financing						Cash from Financing Activities
Debt retired	$(370)	$336	(b	)	$(34)	Retirement of long-term debt
		(251)	(b	)	(251)	Payment of common stock dividends
		(20)	(b	)	(20)	Payment of capital & finance lease obligations
Equity infusion	650				650	Stockholder's contribution, net
		$(1)	(b	)	(1)	Payment of preferred stock dividends
		(42)			(42)	Decrease in notes payable
		(1)			(1)	Debt issuance and financing costs

	$280	$21			$301	Net cash provided by Financing Activities

Net Increase (Decrease) in Cash	$159	$(1)			$158	Net Increase in Cash and Cash Equivalents

Cash at beginning of year	$36	$1			$37	Cash and Cash Equivalents at Beginning of Period
Cash at end of year	$195				$195	Cash and Cash Equivalents at End of Period

The above adjustments were made to conform for GAAP reporting purposes. Their descriptions follow:

(a)	For GAAP purposes, amounts reflected in net income under operating activities.

(b)	For GAAP purposes, certain cash and non-cash impacts to non-GAAP operating earnings and working capital are reclassified between operating, investing and financing activities.

Attachment III
CMS Energy
2007 RECONCILIATION -- GAAP WITH NON-GAAP

Statement of Cash Flows	Amount
	(mils)
Operating Activities	$27
Investing Activities	658

Cash Flow from Operating and Investing Activities	$685	SCF Changes

Adjustments to reconcile Free Cash Flow
Eliminate Impacts of Consolidating Entities	$110

Reclassify Financing Activities as Operating
Capital Lease Payments	(20)
Securitization Debt Retirements	(31)
Preferred Dividend Payments	(11)

Reclassify Operating Activities as Financing
Accounts Receivable Financing	325
Premiums on Debt Retirements and Other	15

Reclassify Investing Activities as Financing
Free-up of Restricted Cash on Debt Redemption	(18)
Debt Transferred with Asset Sales	108

Total Free Cash Flow Before Dividends	$1,163	Free Cash Flow Changes

Addback Capital Expenditures and Cost to Retire
Consumers Energy	1,298
Enterprises	—

Free Cash Flow Before Dividends and Capital Expenditures	$2,461

Attachment IV (a)
Consumers Energy
2008 CASH FLOW -- NON-GAAP AND GAAP (In Millions)

		Reclassifications From Sources and Uses to Statement of Cash Flows
Earnings Call Sources and Uses		Tax	Interest	Accts/Rec	Capital	Securitization	Preferred	Common	Consolidated Statements of Cash Flows
	non-GAAP	Sharing	Payments	Financing	Lease Pymts	Debt Pymts	Dividends	Dividends	GAAP
Description	Amount	as Operating	as Operating	as Financing	as Financing	as Financing	as Financing	as Financing	Amount	Description
Cash at year end 2007	$195	$—	$—	$—	$—	$—	$—	$—	$195	Cash at year end 2007

Sources
Operating	$1,335	$(140)	$(188)	$325	$16	$32	$—	$—	$1,380
Other working capital	(295)	—	—	—	—	—	—	—	(295)	Net cash provided by

Sources	$1,040	$(140)	$(188)	$325	$16	$32	$—	$—	$1,085	Operating Activities

Uses
Interest and preferred dividends	$(190)	$—	$188	$—	$—	$—	$2	$—	$—
Capital Expenditures	(920)	—	—	—	—	—	—	—	(920)
Dividends/tax sharing to CMS	(460)	140	—	—	—	—	—	320	—	Netcash provided by

Uses	$(1,570)	$140	$188	$—	$—	$—	$2	$320	$(920)	Investing Activities

										Cash flow from

Cash Flow	$(530)	$—	$—	$325	$16	$32	$2	$320	$165	Operating & Investing Activities

Financing
New Issues	$785	$—	$—	$(325)		$—	$(2)	$—	$458
Retirements	(410)	—	—	—	(16)	(32)	—	(320)	(778)	Net cash provided by

Financing	$375	$—	$—	$(325)	$(16)	$(32)	$(2)	$(320)	$(320)	Financing Activities

Net Change in cash	$(155)	$—	$—	$—	$—	$—	$—	$—	$(155)	Net change in Cash

Cash at year end 2008	$40	$—	$—	$—	$—	$—	$—	$—	$40	Cash at year end 2008

Attachment IV(b)
CMS Energy Parent
2008 CASH FLOW -- NON-GAAP AND GAAP (In Millions)

		Reclassifications From Sources and Uses to Statement of Cash Flows
Earnings Call Sources and Uses		Interest	Overheads &	DIG	Other	Preferred	Cash From	Consolidated Statements of Cash Flows
	non-GAAP	Payments	Tax Payments	Settlement as	Uses (a)	Dividends	Consolidated	GAAP
Description	Amount	as Operating	as Operating	Operating	as Operating	as Financing	Companies	Amount	Description
Cash at year end 2007	$136	$—	$—	$—	$—	$—	$17	$153	Cash at year end 2007

Sources
Consumers Energy Dividends/Tax Sharing	$460	$(129)	$(40)	$—	$—	$—	$—	$291
Enterprises	15	—	—	(275)	(7)	—	—	(267)	Net cash provided by

Sources	$475	$(129)	$(40)	$(275)	$(7)	$—	$—	$24	Operating Activities

Uses
Interest and preferred dividends	$(140)	$129	$—	$—	$—	$11	$—	$—
Overhead and Federal Tax Payments	(40)	—	40	—	—	—
DIG Settlement	(275)	—	—	275	7	—	—	7	Net cash provided by

Uses (a)	$(490)	$129	$40	$275	$7	$11	$—	$(28)	Investing Activities

Cash Flow	$(15)	$—	$—	$—	$—	$11	$—	$(4)	Cash flow from
									Operating &
									Investing Activities
Financing and Dividends
New Issues	$170	$—	$—		$—	$(11)	$—	$159
Retirements	(160)	—	—	—	—	—	—	(160)
Common dividend	(80)	—	—	—	—	—	—	(80)	Net cash provided by

Financing	$(70)	$—	$—	$—	$—	$(11)	$—	$(81)	Financing Activities

Net Change in cash	$(85)	$—	$—	$—	$—	$—	$—	$(85)	Net change in Cash

Cash at year end 2008	$51	$—	$—	$—	$—	$—	$17	$68	Cash at year end 2008

(a)	Includes other

Attachment IV (c)
Consolidated CMS Energy
2008 CONSOLIDATION OF CONSUMERS ENERGY AND CMS ENERGY PARENT STATEMENTS OF CASH FLOWS (in Millions)

			Eliminations/reclassifications to arrive at the
			Consolidated Statement of Cash Flows
Statements of Cash Flow			Consumers	Consumers	Equity
	Consumers	CMS Parent	Common Dividend	Pref Dividend	Infusions to	Consolidated Statements of Cash Flows
Description	Amount	Amount	from Financing	as Operating	Consumers	Amount	Description
Cash at year 2007	$195	$153	$—	$—	$—	$348	Cash at year end 2007

Net cash provided by Operating Activities	$1,085	$24	$(320)	$(2)	$—	$787	Net cash provided by Operating Activities

Net cash provided by Investing Activities	(920)	(28)	—	—	—	(948)	Net cash provided by Investing Activities

Cash flow from Operating & Investing Activities	$165	$(4)	$(320)	$(2)	$—	$(161)	Cash flow from Operating & Investing Activities
Net cash provided by Financing Activities	$(320)	$(81)	$320	$2	$—	$(79)	Net cash provided by Financing Activities

Net change in Cash	$(155)	$(85)	$—	$—	$—	$(240)	Net change in Cash 2008

Cash at year end 2008	$40	$68	$—	$—	$—	$108	Cash at year end 2008

Attachment IV(d)

CMS Energy
2008 RECONCILIATION -- GAAP WITH NON-GAAP

Statement of Cash Flows	Amount
	(mils)
Operating Activities	$787
Investing Activities	(948)

Cash Flow from Operating and Investing Activities	$(161)	SCF Changes

Adjustments to Reconcile Free Cash Flow
Reclassify Financing Activities as Operating
Capital Lease Payments	$(16)
Securitization Debt Retirements	(32)
Preferred Dividend Payments	(11)

Reclassify Operating Activities as Financing Accounts Receivable Financing	(325)
Accounts Receivable Financing

Total Free Cash Flow Before Dividends	$(545)	Free Cash Flow Changes

Addback Cap Ex
Consumers Energy	920
Enterprises	28

Rounding	(3)

Free Cash Flow Before Dividends and Cap Ex	$400